UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DOCGO INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

256086 109

(CUSIP Number)

35 West 35th Street, Floor 5

New York, New York 10001

(888) 927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 80359A106

(1)	Name of Reporting Persons: Stanley Vashovsky
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,160,962(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 13,160,962(1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,160,962(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Approximately 13.2%(2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)	Based on 100,069,438 shares of Common Stock outstanding as of November 5, 2021, as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 12, 2021.

INTRODUCTORY NOTE

On November 5, 2021 (the “Closing Date”), DocGo Inc., a Delaware corporation (f/k/a Motion Acquisition Corp.) (unless specified otherwise, the “Company”, “Registrant” or “DocGo”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Merger Agreement (the “Merger Agreement”), dated March 8, 2021, by and among the Company, Motion Merger Sub Corp. (“Merger Sub”), and Ambulnz, Inc. (“Ambulnz”).

Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Ambulnz, with Ambulnz continuing as the surviving corporation (the “Merger”) and a wholly-owned subsidiary of the Company (the “Closing”). On the Closing Date, the Registrant changed its name from Motion Acquisition Corp. to DocGo Inc.

The Merger Agreement provided for, among other things, the following transactions:  immediately prior to the effective time of the Merger, (a) each outstanding share of Class A Common Stock and Class B Common Stock of Ambulnz (after giving effect to the conversion of Preferred Class A Shares of Ambulnz into Class A Common Stock of Ambulnz) (“Ambulnz Common Stock”) was cancelled and converted into and became (i) the right to receive 645.1452 shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”) plus (ii) the contingent right to receive a portion of additional shares of Common Stock upon achievement of certain milestones and (b) all issued and outstanding options to purchase Ambulnz Common Stock (the “Rollover Options”) were assumed by the Company and, following Closing, became exercisable for shares of Common Stock with substantially the same terms and conditions as were applicable to the options immediately prior to the Closing, in each case pursuant to the terms of the Merger Agreement.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $0.0001, of the Company.

The address of the Company’s principal executive offices is 35 West 35th Street, Floor 5, New York, New York 10001.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Stanley Vashovsky, an individual (“Mr. Vashovsky”).

(b)	The principal business address of Mr. Vashovsky is 35 West 35th Street, Floor 5, New York, New York 10001.

(c)	Mr. Vashovsky is the Chairman and Chief Executive Officer of the Company.

(d)	During the last five years, Mr. Vashovsky has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Vashovsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Vashovsky is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Vashovsky received 13,160,962 shares of Common Stock pursuant to the Merger Agreement as consideration for his securities held in Ambulnz. As of November 15, 2021, Mr. Vashovsky held 13,160,962 shares of Common. Except as described above in this Item 3, Mr. Vashovsky did not pay any cash or other consideration for his securities in the Registrant.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Vashovsky acquired securities described in this Schedule 13D for investment purposes. Mr. Vashovsky expects to evaluate on an ongoing basis the Company’s financial condition and prospects and his interest in, and intentions with respect to, the Company and its investment in the securities of the Company. This evaluation may be based on various factors, including but not limited to the Company’s business and financial condition, results of operations and prospects, general market, economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, Mr. Vashovsky reserves the right to change his intentions and develop plans or proposals at any time, as he may deem appropriate. Subject to the Lock-Up Agreement described in Item 6 and certain restrictions contained in the Company’s Insider Trading Policy, Mr. Vashovsky may from time to time acquire or dispose of all or a portion of securities of the Company as appropriate for his personal circumstances.

In connection with or through Mr. Vashovsky’s service as the Chief Executive Officer of the Company or as the Chairman of Company’s board of directors (the “Board”) or otherwise, Mr. Vashovsky may engage in discussions with management, other members of the Company’s Board, other stockholders of the Company and other relevant parties concerning the operations, management, composition of the Board and management, ownership, capital structure, strategy, and future plans of the Company, including the possibility of proposing one or more acquisitions, business combinations, mergers, asset sales, asset purchases, or other similar transactions to be executed by or otherwise involving the Company and other third parties. As a result, Mr. Vashovsky may take positions with respect to and seek to influence the decision of the Board regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

(a) and (b) As of November 15, 2021, Mr. Vashovsky held of record 13,160,962 shares of Common Stock.

(c) Mr. Vashovsky has not engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 hereof.

(d) None.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

A&R Registration Rights Agreement – On November 5, 2021, Mr. Vashovsky entered into an Amended and Restated Registration Rights Agreement with Motion Acquisition LLC (“Sponsor”) and Motion (the “A&R Registration Rights Agreement”), whereby the Company agreed to register for resale under the Securities Act, after the lapse or expiration of any transfer restrictions, lock-up, or escrow provisions which may apply, the shares of Common Stock held by Mr. Vashovsky and the securities held by Sponsor immediately following the consummation of the transactions contemplated by the Merger Agreement (the “Registrable Securities”). Under the A&R Registration Rights Agreement, Sponsor and Mr. Vashovsky may at any time and from time to time request in writing that the Company register the resale of any or all of such Registrable Securities on Form S-3 or any similar short-form registration which may be available at such time (“Form S-3”); provided, however, that the Company shall not be obligated to effect such request through an underwritten offering. Subject to certain customary exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to its securities, the Company will give notice to Mr. Vashovsky and Sponsor as to the proposed filing and offer such security holders an opportunity to register the resale of such number of their Common Stock as requested by such stockholders, subject to customary cutbacks in an underwritten offering. Any other stockholders of the Company with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, a copy of which is filed herewith as Exhibit 7.1.

Lock-up Agreement – On March 8, 2021, Mr. Vashovsky entered into a lock-up agreement with Ambulnz and the Company (the “Seller Lock-Up Agreement”), whereby Mr. Vashovsky agreed to not transfer his shares of Common Stock received in connection with the Merger and Contingent Shares (if any) for a six month period following November 5, 2021, subject to certain customary transfer exceptions. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Seller Lock-up Agreement, the form of which was filed herewith as Exhibit 7.2.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, Mr. Vashovsky is not party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1	Amended and Restated Registration Rights Agreement, dated as of November 5, 2021, by and among Motion Acquisition Corp., Motion Acquisition LLC, and Stan Vashovsky (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on November 12, 2021).
7.2	Form of Lock-up Agreement, dated as of March 8, 2021, by and between Motion Acquisition Corp., Ambulnz, Inc., and certain equity holders of Ambulnz, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on March 9, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of November 15, 2021

By:	/s/ Stan Vashovsky
Name:	Stan Vashovsky